# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NOBLE ROMANS INC, CIK 0000709005
CUSIP: 655107100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6612 E. 75th Street, Suite 450, Indianapolis, Indiana (IN), 46250
Date of event which requires filing of this statement: 06/10/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000929638-20-000337
Filed by CIK 0001702511

## Reporting persons
- CORBEL CAPITAL PARTNERS SBIC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Corbel Capital Advisors SBIC, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Schwartz Jeffrey B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Serota Jeffrey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: NOBLE ROMANS INC
Address of issuer's principal executive offices: 6612 E. 75th Street, Suite 450, Indianapolis, Indiana, 46250

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Corbel Capital Partners, SBIC, L.P. ("Corbel Capital Partners"); (ii) Corbel Capital Advisors SBIC, LLC ("Corbel Capital Advisors"); (iii) Jeffrey B. Schwartz; and (iv) Jeffrey S. Serota. The foregoing are collectively referred to herein as the "Reporting Persons."

Corbel Capital Advisors is the general partner of Corbel Capital Partners. Jeffrey B. Schwartz and Jeffrey S. Serota are the managing members of Corbel Capital Advisors.
Address of principal business office or, if none, residence: The principal business office of each Reporting Person is 11777 San Vicente Blvd., Suite 777, Los Angeles, CA 90049.
Citizenship: Corbel Capital Partners is a Delaware limited partnership. Corbel Capital Advisors is a Delaware limited liability company. Messrs. Schwartz and Serota are each a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote: 0 for all Reporting Persons
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition: 0 for all Reporting Persons

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- CORBEL CAPITAL PARTNERS SBIC, L.P.: /s/ Corbel Capital Advisors SBIC, LLC, By: Corbel Capital Advisors SBIC, LLC, its General Partner, Jeffrey B. Schwartz/Managing Member (06/17/2026)
- Corbel Capital Advisors SBIC, LLC: /s/ Jeffrey B. Schwartz, Jeffrey B. Schwartz, Managing Member (06/17/2026)
- Schwartz Jeffrey B: /s/ Jeffrey B. Schwartz, Jeffrey B. Schwartz (06/17/2026)
- Serota Jeffrey: /s/ Jeffrey S. Serota, Jeffrey S. Serota (06/17/2026)